[Schering-Plough Corporation Letterhead]
June 23, 2009
VIA EDGAR AND FACSIMILE
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	Schering-Plough Corporation Form S-4, Amendment no. 1 Filed June 16, 2009 File No. 333-159371
Dear Mr. Riedler:
               Set forth below are responses of Schering-Plough Corporation (“Schering-Plough”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated June 22, 2009 regarding Amendment No. 1 (the “Amendment”) to Schering-Plough’s Registration Statement on Form S-4 (the “Registration Statement”).
               The Staff’s comments, indicated in bold, are followed by Schering-Plough’s responses.
Form S-4/A
1.	We are re-issuing prior comment 1 from our comment letter dated June 3, 2009. Please revise your disclosure to address the inconsistencies between the definitions of “Control” and “Change in Control” in the Distribution Agreement, specifically addressing the risk that the definition of “Control” in the Distribution Agreement could contemplate the merger transaction between Schering-Plough and Merck

Response:

We note the Staff’s comment. We propose to revise the risk factor as follows:
               An arbitration proceeding commenced by Centocor against Schering-Plough may result in the combined company’s loss of the rights to market Remicade and golimumab.

Mr. Riedler
June 23, 2009

               A subsidiary of Schering-Plough is a party to a Distribution Agreement with Centocor, a wholly owned subsidiary of Johnson & Johnson, under which the Schering-Plough subsidiary has rights to distribute and commercialize the rheumatoid arthritis treatment Remicade and golimumab, a next-generation treatment, in certain territories.
               Under Section 8.2(c) of the Distribution Agreement, “if either party is acquired by a third party or otherwise comes under ‘Control’ (as defined in Section 1.4 [of the Distribution Agreement]) of a third party, it will promptly notify the other party not subject to such change of control. The party not subject to such change of control will have the right to notify the party subject to the change of Control of the termination of the Agreement taking effect immediately. As used herein ‘Change of Control’ shall mean (i) any merger, reorganization, consolidation or combination in which a party to this Agreement is not the surviving corporation; or (ii) any ‘person’ (within the meaning of Section 13(d) and Section 14(d)(2) of the Securities Exchange Act of 1934), excluding a party’s Affiliates, is or becomes the beneficial owner, directly or indirectly, of securities of the party representing more than fifty percent (50%) of either (A) the then-outstanding shares of common stock of the party or (B) the combined voting power of the party’s then-outstanding voting securities; or (iii) if individuals who as of the Effective Date [April 3, 1998] constitute the Board of Directors of the party (the ‘Incumbent Board’) cease for any reason to constitute at least a majority of the Board of Directors of the party; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the party’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or (iv) approval by the shareholders of a party of a complete liquidation or the complete dissolution of such party.”
               Section 1.4 of the Distribution Agreement defines “Control” to mean “the ability of any entity (the ‘Controlling’ entity), directly or indirectly, through ownership of securities, by agreement or by any other method, to direct the manner in which more than fifty percent (50%) of the outstanding voting rights of any other entity (the ‘Controlled’ entity), whether or not represented by securities, shall be cast, or the right to receive over fifty percent (50%) of the profits or earnings of, or to otherwise control the management decisions of, such other entity (also a ‘Controlled’ entity).”
               On May 27, 2009, Centocor delivered to Schering-Plough a notice initiating an arbitration proceeding to resolve whether, as a result of the proposed merger between Schering-Plough and Merck, Centocor is permitted to terminate the Distribution Agreement and related agreements. As part of the arbitration process, Centocor will likely take the position that it has the right to terminate the Distribution Agreement on the grounds that, in the proposed merger between Schering-Plough and Merck, Schering-Plough and the Schering-Plough subsidiary party to the Distribution Agreement are (i) being “acquired by a third party or otherwise come[ing] under ‘Control’ (as defined in Section 1.4) of a third party” and/or (ii) undergoing a “Change of Control” (as defined in Section 8.2(c)).
               Schering-Plough is vigorously contesting, and the combined company will vigorously contest, Centocor’s attempt to terminate the Distribution Agreement as a result of the proposed merger. However, if the arbitrator were to conclude that Centocor is permitted to terminate the Distribution Agreement as a result of the transaction and Centocor in fact terminates the Distribution Agreement following the merger, the combined company would not be able to distribute Remicade, which generated sales for Schering-Plough of approximately $2.1 billion in 2008, and would not have the right to commercialize and

Mr. Riedler
June 23, 2009

distribute golimumab in the future. In addition, due to the uncertainty surrounding the outcome of the arbitration, the parties may choose to settle the dispute under mutually agreeable terms but any agreement reached with Centocor to resolve the dispute under the Distribution Agreement may result in the terms of the Distribution Agreement being modified in a manner that may reduce the benefits of the Distribution Agreement to the combined company.
2.	We note your statement that Section 8.2(c) of the Distribution Agreement defines when a “Change of Control” has occurred for purposes of the Distribution Agreement. Please expand your disclosure to also include an explanation of the definition of “Control” set forth in the Distribution Agreement and specifically referenced in Section 8.2(c). Please revise the sentence stating, “Under the plain reading of this provision, Merck and Schering-Plough believe that the completion of the merger will not entitle Centocor to terminate the Distribution Agreement,” to remove the reference to “plain reading.” It is evident that Section 8.2(c) offers contradictory language with respect to Control and Change in Control, therefore we do not believe a reference to the “plain reading” of this provision is appropriate.

Response:

We note the Staff’s comment. We propose to revise the relevant portions of the Legal Proceedings section as follows:
               A subsidiary of Schering-Plough is a party to a Distribution Agreement with Centocor, a wholly owned subsidiary of Johnson & Johnson, under which the Schering-Plough subsidiary has rights to distribute and commercialize the rheumatoid arthritis treatment Remicade and golimumab, a next-generation treatment, in certain territories.
               Under Section 8.2(c) of the Distribution Agreement, “if either party is acquired by a third party or otherwise comes under ‘Control’ (as defined in Section 1.4 [of the Distribution Agreement]) of a third party, it will promptly notify the other party not subject to such change of control. The party not subject to such change of control will have the right to notify the party subject to the change of Control of the termination of the Agreement taking effect immediately. As used herein ‘Change of Control’ shall mean (i) any merger, reorganization, consolidation or combination in which a party to this Agreement is not the surviving corporation; or (ii) any ‘person’ (within the meaning of Section 13(d) and Section 14(d)(2) of the Securities Exchange Act of 1934), excluding a party’s Affiliates, is or becomes the beneficial owner, directly or indirectly, of securities of the party representing more than fifty percent (50%) of either (A) the then-outstanding shares of common stock of the party or (B) the combined voting power of the party’s then-outstanding voting securities; or (iii) if individuals who as of the Effective Date [April 3, 1998] constitute the Board of Directors of the party (the ‘Incumbent Board’) cease for any reason to constitute at least a majority of the Board of Directors of the party; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the party’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or (iv)

Mr. Riedler
June 23, 2009

approval by the shareholders of a party of a complete liquidation or the complete dissolution of such party.”
               Section 1.4 of the Distribution Agreement defines “Control” to mean “the ability of any entity (the ‘Controlling’ entity), directly or indirectly, through ownership of securities, by agreement or by any other method, to direct the manner in which more than fifty percent (50%) of the outstanding voting rights of any other entity (the ‘Controlled’ entity), whether or not represented by securities, shall be cast, or the right to receive over fifty percent (50%) of the profits or earnings of, or to otherwise control the management decisions of, such other entity (also a ‘Controlled’ entity).”
               On May 27, 2009, Centocor delivered to Schering-Plough a notice initiating an arbitration proceeding to resolve whether, as a result of the proposed merger between Schering-Plough and Merck, Centocor is permitted to terminate the Distribution Agreement and related agreements. As part of the arbitration process, Centocor will likely take the position that it has the right to terminate the Distribution Agreement on the grounds that, in the proposed merger between Schering-Plough and Merck, Schering-Plough and the Schering-Plough subsidiary party to the Distribution Agreement are (i) being “acquired by a third party or otherwise come[ing] under ‘Control’ (as defined in Section 1.4) of a third party” and/or (ii) undergoing a “Change of Control” (as defined in Section 8.2(c)). Merck and Schering-Plough believe that the proposed merger will not entitle Centocor to terminate the Distribution Agreement because the merger is not a “Change of Control” as defined by Section 8.2(c). Merck and Schering-Plough also believe that neither Schering-Plough nor the Schering-Plough subsidiary party will be “acquired” by Merck or will “otherwise come under Control” of Merck.
               The arbitration process involves a number of steps, including the selection of an independent arbitrator, information exchanges and hearings, before a final decision will be reached. The arbitration proceeding is expected to take place over the next 9 to 12 months and could continue after the merger has closed. Schering- Plough and Merck are fully prepared to arbitrate the matter and to vigorously defend Schering-Plough’s rights (and after the proposed merger has closed, the combined company’s rights) under the Distribution Agreement.
               Although Schering-Plough and Merck are confident that the arbitrator will determine that Centocor does not have the right to terminate the Distribution Agreement, there is a risk of an unfavorable outcome. If the arbitrator were to conclude that Centocor is permitted to terminate the Distribution Agreement as a result of the merger and Centocor in fact terminates the Distribution Agreement following the merger, the combined company would not be able to distribute Remicade, which generated sales for Schering-Plough of approximately $2.1 billion in 2008, and would not have the right to commercialize and distribute golimumab in the future. In addition, due to the uncertainty surrounding the outcome of the arbitration, the parties may choose to settle the dispute under mutually agreeable terms but any agreement reached with Centocor to resolve the dispute under the Distribution Agreement may result in the terms of the Distribution Agreement being modified in a manner that may reduce the benefits of the Distribution Agreement to the combined company.
However, in spite of these factors:
• Any change or termination of the Distribution Agreement with Centocor is excluded by the merger agreement from the definition of “material adverse effect” both with respect to Merck and Schering- Plough and is excluded from the definition of “material adverse effect” in the credit agreements for the credit facilities entered into in connection with financing the merger.

Mr. Riedler
June 23, 2009

• The estimated annual cost savings of $3.5 billion expected to be realized from the transaction annually after 2011 is not dependent on the retention of the rights to distribute Remicade and golimumab, although the loss of these rights would reduce the amount of sales expected to be generated by the combined company.
• The anticipated continued payment by the combined company of the current Merck dividend of $1.52 per share annually is not conditioned on the retention of the rights to distribute Remicade and golimumab.
* * * * * *
               Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (908) 298-7119 or, in my absence, Susan Ellen Wolf at (908) 298-7354.

Sincerely,

/s/ Michael Pressman

Michael Pressman
Senior Counsel

cc:	Susan Ellen Wolf, Schering-Plough Corporation Celia A. Colbert, Merck & Co., Inc. Nandini Acharya, SEC Suzanne Hayes, SEC